Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2021 and 2020
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2021 and December 31, 2020
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$530,903	$451,962
Term deposits		2,904	59,034
Accounts receivable and other	4	69,186	73,216
Inventories	5	170,523	176,271
Current portion of employee benefit plan assets		5,816	5,749
		779,332	766,232
Restricted cash		2,170	2,097
Other assets		29,998	39,562
Property, plant and equipment		4,004,550	3,998,493
Goodwill		92,591	92,591
		$4,908,641	$4,898,975
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$172,877	$179,372
Current portion of lease liabilities		11,412	11,297
Current portion of debt	6	55,567	66,667
Current portion of asset retirement obligations		4,701	4,701
		244,557	262,037
Debt	6	435,966	434,465
Lease liabilities		13,956	14,659
Employee benefit plan obligations		21,364	21,974
Asset retirement obligations		106,692	106,677
Deferred income tax liabilities		405,215	402,713
		1,227,750	1,242,525
Equity
Share capital	10	3,157,117	3,144,644
Treasury stock		(10,879)	(11,452)
Contributed surplus		2,639,067	2,638,008
Accumulated other comprehensive loss		(30,456)	(30,297)
Deficit		(2,117,060)	(2,125,326)
Total equity attributable to shareholders of the Company		3,637,789	3,615,577
Attributable to non-controlling interests		43,102	40,873
		3,680,891	3,656,450
		$4,908,641	$4,898,975

Subsequent events (Note 17)

Approved on behalf of the Board of Directors
(signed) John Webster    Director         (signed) George Burns    Director

Date of approval: April 29, 2021
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Revenue
Metal sales	7	$224,619	$204,655

Cost of sales
Production costs		108,560	101,362
Depreciation and amortization		56,309	52,363
		164,869	153,725

Earnings from mine operations		59,750	50,930

Exploration and evaluation expenses		4,061	3,227
Mine standby costs	8	1,627	4,030
General and administrative expenses		10,145	8,287
Employee benefit plan expense		749	691
Share-based payments expense	11	1,781	1,795
Write-down (recovery) of assets		(750)	203
Foreign exchange gain		(5,943)	(762)
Earnings from operations		48,080	33,459

Other income (loss)	9	678	(1,320)
Finance costs	9	(10,338)	(16,207)
Earnings before income tax		38,420	15,932

Income tax expense		28,249	21,405
Net earnings (loss) for the period		$10,171	$(5,473)

Attributable to:
Shareholders of the Company		8,266	(4,880)
Non-controlling interests		1,905	(593)
Net earnings (loss) for the period		$10,171	$(5,473)

Weighted average number of shares outstanding (thousands)
Basic		174,534	165,211
Diluted		177,234	165,211

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.05	$(0.03)
Diluted earnings (loss) per share		$0.05	$(0.03)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2021	Three months ended March 31, 2020

Net earnings (loss) for the period	$10,171	$(5,473)
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	(125)	(868)
Actuarial losses on employee benefit plans, net of tax	(34)	(228)
Total other comprehensive loss for the period	(159)	(1,096)
Total comprehensive income (loss) for the period	$10,012	$(6,569)

Attributable to:
Shareholders of the Company	8,107	(5,976)
Non-controlling interests	1,905	(593)
	$10,012	$(6,569)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$10,171	$(5,473)
Items not affecting cash:
Depreciation and amortization		56,887	52,927
Finance costs		10,338	16,224
Interest income		(302)	(389)
Unrealized foreign exchange gain		(2,364)	(2,538)
Income tax expense		28,249	21,405
Write-down (recovery) of assets		(750)	203
Loss on disposal of assets		945	2,454
Share-based payments expense	11	1,781	1,795
Employee benefit plan expense		749	691
		105,704	87,299
Property reclamation payments		(335)	(526)
Employee benefit plan payments		(232)	(236)
Income taxes paid		(24,496)	(14,719)
Interest paid		(2,205)	(2,770)
Interest received		302	389
Changes in non-cash working capital	12	12,132	(16,170)
Net cash generated from operating activities		90,870	53,267

Investing activities
Purchase of property, plant and equipment		(64,856)	(40,482)
Proceeds from the sale of property, plant and equipment		1,150	22
Value added taxes related to mineral property expenditures, net		(2,568)	(5,651)
Decrease (increase) in term deposits		56,130	(51,525)
Decrease (increase) in restricted cash		(73)	1,174
Net cash used in investing activities		(10,217)	(96,462)

Financing activities
Issuance of common shares for cash, net of issuance costs		11,834	26,836
Contributions from non-controlling interests		324	—
Proceeds from borrowings		—	150,000
Repayments of borrowings		(11,100)	—
Principal portion of lease liabilities		(2,770)	(2,534)
Net cash generated from (used in) financing activities		(1,712)	174,302

Net increase in cash and cash equivalents		78,941	131,107
Cash and cash equivalents - beginning of period		451,962	177,742
Cash decrease in disposal group held for sale		—	(69)
Cash and cash equivalents - end of period		$530,903	$308,780
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Share capital
Balance beginning of period		$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash		717	424
Transfer of contributed surplus on exercise of options		285	170
Shares issued to the public, net of share issuance costs		11,471	19,943
Balance end of period	10	$3,157,117	$3,075,100

Treasury stock
Balance beginning of period		$(11,452)	$(8,662)
Shares redeemed upon exercise of restricted share units		573	348
Balance end of period		$(10,879)	$(8,314)

Contributed surplus
Balance beginning of period		$2,638,008	$2,627,441
Share-based payments arrangements		1,917	1,897
Shares redeemed upon exercise of restricted share units		(573)	(348)
Transfers to share capital on exercise of options		(285)	(170)
Balance end of period		$2,639,067	$2,628,820

Accumulated other comprehensive loss
Balance beginning of period		$(30,297)	$(28,966)
Other comprehensive loss for the period		(159)	(1,096)
Balance end of period		$(30,456)	$(30,062)

Deficit
Balance beginning of period		$(2,125,326)	$(2,229,867)
Earnings (loss) attributable to shareholders of the Company		8,266	(4,880)
Balance end of period		$(2,117,060)	$(2,234,747)
Total equity attributable to shareholders of the Company		$3,637,789	$3,430,797

Non-controlling interests
Balance beginning of period		$40,873	$59,304
Earnings (loss) attributable to non-controlling interests		1,905	(593)
Contributions from non-controlling interests		324	—
Balance end of period		$43,102	$58,711
Total equity		$3,680,891	$3,489,508

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2020.
Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 29, 2021.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.

3. Significant accounting policies
(a) Adoption of new accounting standards
We adopted the new standard effective January 1, 2021 previously disclosed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2020. There was no material effect on the Company’s condensed consolidated interim financial statements.
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted and continues to evaluate the impact of the forthcoming or amended standards in preparing these condensed consolidated interim financial statements.
(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
3. Significant accounting policies (continued)
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date it becomes effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
(b) Change in estimate
The Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate had an immaterial impact on the Company's results in the three months ended March 31, 2021 and will reduce the Company's depreciation expense in the future. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Accounts receivable and other

	March 31, 2021	December 31, 2020

Trade receivables	$33,654	$35,649
Value added tax and other taxes recoverable	12,665	12,171
Other receivables and advances	8,704	5,843
Prepaid expenses and deposits	14,002	19,359
Marketable securities	161	194
	$69,186	$73,216

5. Inventories

	March 31, 2021	December 31, 2020

Ore stockpiles	$5,127	$6,327
In-process inventory and finished goods	73,807	81,120
Materials and supplies	91,589	88,824
	$170,523	$176,271

Charges of $570 and $51 were recognized in production costs and depreciation, respectively, in the three months ended March 31, 2021 to reduce the cost of zinc concentrate inventory at Stratoni to net realizable value (three months ended March 31, 2020 – $352 and $63 recognized in production costs and depreciation relating to gold, lead, and zinc concentrate inventory at Olympias and Stratoni).

6. Debt

	March 31, 2021	December 31, 2020
Senior secured notes due 2024, net of unamortized discount and transaction costs of $8,041 (December 31, 2020 - $8,680) (Note 6 (a))	$227,286	$226,647
Term loan, net of unamortized transaction costs of $1,304 (December 31, 2020 - $1,491) (Note 6 (b))	120,929	131,842
Revolving credit facility (Note 6 (b))	150,000	150,000
Redemption option derivative asset (Note 6 (a))	(6,682)	(7,357)
	$491,533	$501,132
Less: Current portion	55,567	66,667
Long-term portion	$435,966	$434,465

(a)Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300,000 senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
6. Debt (continued)
The senior secured notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the three months ended March 31, 2021 is $675 (March 31, 2020 – $4,429), which is recognized in finance costs.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at March 31, 2021.
The fair market value of the senior secured notes as at March 31, 2021 is $256,000 (December 31, 2020 – $260,500).
(b)Senior Secured Credit Facility
In May 2019, the Company executed a $450,000 amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200,000 non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250,000 revolving credit facility with a maturity date of June 5, 2023.
On March 30, 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company has no immediate need for the funds and this amount remains outstanding at March 31, 2021 (December 31, 2020 - $150,000). At March 31, 2021, the $150,000 credit facility draw is classified as non-current according to its contractual maturity.
As at March 31, 2021, the Company has outstanding non-financial (Greece) and financial (Canada) letters of credit of EUR 58,216 and CDN $426, totaling $68,600 (December 31, 2020 - EUR 57,600 and CDN $400, totaling $70,800). The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility to $99.6 million. A repayment of $11,100 of principal on the term loan was made in conjunction with this amendment.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at March 31, 2021.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at March 31, 2021, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; 0.90% on non-financial letters of credit plus 0.12%, 2.25% on financial letters of credit plus 0.37%, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Revenue
For the three months ended March 31, 2021, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$84,952	$51,582	$—	$136,534
Gold revenue - concentrate	40,631	—	21,455	62,086
Silver revenue - doré	758	376	—	1,134
Silver revenue - concentrate	1,133	—	9,880	11,013
Lead concentrate	—	—	9,252	9,252
Zinc concentrate	—	—	8,375	8,375
Revenue from contracts with customers	$127,474	$51,958	$48,962	$228,394
Loss on revaluation of derivatives in trade receivables	(1,916)	—	(1,859)	(3,775)
	$125,558	$51,958	$47,103	$224,619

For the three months ended March 31, 2020, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$81,727	$42,582	$—	$124,309
Gold revenue - concentrate	39,986	—	21,952	61,938
Silver revenue - doré	400	185	—	585
Silver revenue - concentrate	483	—	4,471	4,954
Lead concentrate	—	—	5,467	5,467
Zinc concentrate	—	—	10,836	10,836
Revenue from contracts with customers	$122,596	$42,767	$42,726	$208,089
Loss on revaluation of derivatives in trade receivables	(1,102)	—	(2,332)	(3,434)
	$121,494	$42,767	$40,394	$204,655

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Mine standby costs

	Three months ended March 31, 2021	Three months ended March 31, 2020

Skouries	$1,278	$2,053
Lamaque	—	1,055
Vila Nova	—	267
Other mine standby costs	349	655
	$1,627	$4,030

9. Other income and finance costs

(a) Other income (loss)	Three months ended March 31, 2021	Three months ended March 31, 2020

Loss on disposal of assets	$(945)	$(2,454)
Interest and other income	1,623	1,134
	$678	$(1,320)

(b) Finance costs	Three months ended March 31, 2021	Three months ended March 31, 2020

Interest on the senior secured notes	$6,195	$7,902
Interest on the term loan	960	2,298
Other interest and financing costs	2,158	1,088
Redemption option derivative loss (Note 6(a))	675	4,429
Asset retirement obligation accretion	350	490
	$10,338	$16,207

10. Share capital
(a) Share capital

	2021		2020
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	174,931,381	$3,144,644	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	142,046	717	103,128	424
Estimated fair value of share options exercised transferred from contributed surplus	—	285	—	170
Shares issued to the public	—	—	2,186,382	20,453
Share issuance costs	—	—	—	(510)
Flow-through shares issued, net of costs and premium	1,100,000	11,471	—	—
Balance at March 31,	176,173,427	$3,157,117	167,252,834	$3,075,100
(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
10. Share capital (continued)
On March 30, 2021 the Company completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17,600 ($13,930). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company’s common shares at the date of issue. The premium of $2,456 was recognized in accounts payable and accrued liabilities and will be recognized in other income when the related tax benefits renounced.
(b) Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Weighted average number of ordinary shares used in the calculation of basic earnings per share	174,533,634	165,211,470
Dilutive impact of share options	1,359,660	—
Dilutive impact of restricted share units and restricted share units with performance criteria	437,309	—
Dilutive impact of performance share units	903,333	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	177,233,936	165,211,470

For the three months ended March 31, 2021, 2,666,329 options were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. As the three months ended March 31, 2020 was in a net loss position, the effect of all share instruments were anti-dilutive.

11. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended March 31, 2021	Three months ended March 31, 2020

Share options	$753	$762
Restricted shares with no performance criteria	235	307
Restricted shares with performance criteria	645	459
Performance shares	284	369
Deferred units	(136)	(102)
	$1,781	$1,795

(a)    Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share-based payment arrangements (continued)
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2021		2020
	Weighted average exercise price CDN$	Number of options	Weighted average exercise price CDN$	Number of options
At January 1,	$11.56	5,092,388	$14.08	5,714,491
Options granted	13.27	1,048,916	12.90	892,214
Exercised	6.35	(142,046)	5.80	(103,128)
Expired	16.10	(781,322)	33.40	(813,933)
Forfeited	12.05	(271,167)	11.28	(40,367)
At March 31,	$11.33	4,946,769	$11.28	5,649,277

As at March 31, 2021, a total of 3,854,677 options (December 31, 2020 – 3,898,038) were available to grant under the Plan. As at March 31, 2021, 2,318,981 share options (December 31, 2020 – 2,416,611) with a weighted average exercise price of CDN $12.20 (December 31, 2020 – CDN $14.45) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised for the quarter ended March 31, 2021 was CDN $14.19 (March 31, 2020 – CDN $12.16).
During the quarter, 1,048,916 (March 31, 2020 – 892,214) share options were granted. The weighted average fair value per stock option granted was CDN $5.63 (March 31, 2020 – CDN $4.14). The assumptions used to estimate the fair value of options granted during the three months ended March 31, 2021 and 2020 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2021	2020
Risk-free interest rate (range)	0.3% - 0.6%	0.9% - 1.0%
Expected volatility (range)	64.5% - 68.0%	62.7% - 63.7%
Expected life	2.9 years	3.0 years
Expected dividends (CDN$)	—	—

(b)    Restricted share unit plan
The Company has a restricted share unit plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at March 31, 2021, 476,554 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share-based payment arrangements (continued)
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 175,468 RSUs with no performance criteria with an average grant-date fair value of CDN $13.80 per unit were granted during the three months ended March 31, 2021 under this plan (March 31, 2020 - 149,552). The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes is as follows:

	2021	2020
At January 1,	478,067	536,330
Granted	175,468	149,552
Redeemed	(88,032)	(92,968)
Forfeited	(40,898)	—
At March 31,	524,605	592,914

As at March 31, 2021, 109,649 restricted share units are fully vested and exercisable (December 31, 2020 – 44,478).
ii.RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
A total of 350,945 RSUs with performance criteria were granted during the three months ended March 31, 2021 (March 31, 2020 – 299,112) with a fair value of CDN $22.45 (March 31, 2020 – CDN $24.94). The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes is as follows:

	2021	2020
At January 1,	689,967	457,498
Granted	350,945	299,112
Forfeited	(26,671)	(66,643)
At March 31,	1,014,241	689,967

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share-based payment arrangements (continued)
(c)    Deferred unit plan
The Company has an independent directors deferred unit plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). The participant receives a cash payment equal to the market value of such DUs as of the Redemption Date.
As at March 31, 2021, 346,993 DUs were outstanding (December 31, 2020 – 289,360) with a fair value of $3,747, which is included in accounts payable and accrued liabilities (December 31, 2020 – $3,834). The fair value was determined based on the closing share price at March 31, 2021.
(d)    Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.
There were no PSUs granted during the three months ended March 31, 2021 under the PSU Plan (March 31, 2020 – nil). The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 100,395. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold securities.
Movements in the PSUs during the three months ended March 31, 2021 and March 31, 2020 are as follows:

	2021	2020
At January 1,	525,605	610,885
Expired	—	(85,280)
At March 31,	525,605	525,605

12. Supplementary cash flow information

	Three months ended March 31, 2021	Three months ended March 31, 2020
Changes in non-cash working capital:
Accounts receivable and other	$16,278	$(3,325)
Inventories	1,733	(831)
Accounts payable and accrued liabilities	(5,879)	(12,014)
	$12,132	$(16,170)

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Commitments and Contractual Obligations
Significant changes to the Company's commitments and contractual obligations as at March 31, 2021, include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Debt	$55,567	$66,666	$150,000	$233,953	$—	$—	$506,186
Purchase obligations	79,395	2,866	235	235	235	—	82,966
	$134,962	$69,532	$150,235	$234,188	$235	$—	$589,152

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 31, 2020 draw of $150,000 under the revolving credit facility that has been presented in the table above at June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kişladağ.

14. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at March 31, 2021 include marketable securities of $161 (December 31, 2020 – $194), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $30,454 (December 31, 2020 – $31,898) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $6,682 (December 31, 2020 – $7,357), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the acquisition of interest in Hellas Gold SA is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at March 31, 2021.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Financial instruments by category (continued)
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (Note 6). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes is based on observable prices in inactive markets. The fair value of the term loan of $122,233 and the fair value of the revolving credit facility approximates the carrying value both based on current market rates of interest and the Company's credit risk premium, and represent Level 2 fair value measurements. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold SA is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

15. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2021 are outlined below.
(a)Interest rate risk
The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At March 31, 2021, $122,233 is outstanding under the term loan and $150,000 is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $1,965 decrease in net earnings on an annualized basis.
(b)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. In March 2020, the Company drew $150,000 under the revolving credit facility and continues to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility to $99.6 million. A repayment of $11,100 of principal on the term loan was made in conjunction with this amendment.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2021, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Tocantinzinho project and exploration activities. The Brazil segment also include Vila Nova up until the sale of the Vila Nova iron ore mine in September 2020. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Segment information (continued)

For the three months ended March 31, 2021	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$125,558	$51,958	$47,103	$—	$—	$—	$224,619
Production costs	40,912	22,983	44,665	—	—	—	108,560
Depreciation and amortization	29,548	13,241	13,520	—	—	—	56,309
Earnings (loss) from mine operations	$55,098	$15,734	$(11,082)	$—	$—	$—	$59,750

Other significant items of income and expense
Write-down (reversal) of assets	$(750)	$—	$—	$—	$—	$—	$(750)
Exploration and evaluation expenses	821	1,483	137	996	53	571	4,061
Income tax expense (recovery)	22,436	6,001	(8,153)	6,417	1,548	—	28,249

Capital expenditure information
Additions to property, plant and equipment during the period *	$31,021	$17,444	$10,611	$—	$865	$333	$60,274

Information about assets and liabilities
Property, plant and equipment	$766,034	$584,918	$2,024,642	$413,857	$205,307	$9,792	$4,004,550
Goodwill	—	92,591	—	—	—	—	92,591
	$766,034	$677,509	$2,024,642	$413,857	$205,307	$9,792	$4,097,141

Debt, including current portion	$—	$—	$—	$—	$—	$491,533	$491,533
* Presented on an accrual basis, excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Segment information (continued)

For the three months ended March 31, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$121,494	$42,767	$40,394	$—	$—	$—	$204,655
Production costs	43,577	17,846	39,939	—	—	—	101,362
Depreciation and amortization	22,817	17,366	12,180	—	—	—	52,363
Earnings (loss) from mine operations	$55,100	$7,555	$(11,725)	$—	$—	$—	$50,930

Other significant items of income and expense
Exploration and evaluation expenses	$458	$847	$130	$1,103	$67	$622	$3,227
Income tax expense (recovery)	19,188	(43)	(3,831)	578	5,513	—	21,405

Capital expenditure information
Additions to property, plant and equipment during the period*	$13,982	$11,844	$9,371	$3	$498	$5	$35,703
* Presented on an accrual basis, excludes asset retirement adjustments.

For the year ended December 31, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$762,162	$579,399	$2,027,612	$414,118	$205,432	$9,770	$3,998,493
Goodwill	—	92,591	—	—	—	—	92,591
	$762,162	$671,990	$2,027,612	$414,118	$205,432	$9,770	$4,091,084

Debt, including current portion	$—	$—	$—	$—	$—	$501,132	$501,132

17. Events occurring after the reporting date
On April 7, 2021, the Company completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder is entitled to receive, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Total consideration for the interest in QMX not already owned by the Company was approximately CDN $113,046 (USD $89,876), of which CDN $31,186 (USD $24,793) was paid in cash at closing. QMX has interests in mineral properties in the Canadian province of Québec in proximity to the Company’s Lamaque operations and the Company owned 68,125,000 shares of QMX, or approximately 16% of QMX shares outstanding, prior to completion of the Arrangement.
On April 16, 2021, an increase in the corporate income tax rate in Turkey was enacted. The current effective corporate income tax rate of 20% increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase, which is effective on July 1, 2021 with retroactive application to January 1, 2021, does not affect the amounts of the current or deferred income taxes recognized at March 31, 2021, as the change was not substantively enacted by that date. The Company is currently assessing the impact of the rate change on its consolidated financial statements.
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